Exhibit 99.1

PRESS RELEASE

SUPERCOM ANNOUNCES SECOND QUARTER FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2004

15% Year-Over-Year Revenue Growth for Second Quarter 2004

New York, NY, and Ra’anana, Israel, September 29, 2004 - SuperCom Ltd. ( Euronext: SUP) a leading smart card and e-ID technology integrator and solutions provider serving governmental and commercial markets, today reported revenues for the second quarter 2004. Total revenues for the second quarter were $1.17 million, a 15% increase from $1.02 million for the same period in 2003. Revenues for the second quarter versus the first quarter of 2004 decreased by $0.14 million or 11%.

The Company reported a net loss of $880,000, or $(0.07) per diluted share for the second quarter of 2004 compared with a net loss of $495,000, or $(0.04) per diluted share, for the second quarter of 2003. The increase is principally attributed to a decrease in gross profit, $435,000 compared to $574,000 for the three months ended June 2004 versus June 2003 and an increase in sales and marketing expenses due to the expansion of activities in the US commercial and governmental markets.

Revenues for the first half of 2004 decreased by 36% to $2.48 million compared to $3.90 million for the same period 2003. The decrease in revenues was primarily due to the inclusion of a governmental project in revenues for the three months ended March 31, 2003. Net loss for the first six months in 2004 was $1.66 million or $(0.13) per share, compared to $0.74 million or $(0.06) per share in 2003. A decrease in gross profit was attributed to the Company’s overall revenues in the first half of 2004.

Commenting on the Company’s performance, Eyal Tuchman, Chief Financial Officer said, "Second quarter commercial sales have significantly improved over the same period last year contributing to our increase in total revenues for this quarter. We expect overall sales to be slightly higher this year, compared to 2003, as we begin deliveries for placed orders in the second half of 2004. By the end of 2004, we will see the benefits of our balanced sales mix in the bottom-line results, and expect margin expansion as the overall cycle improves."

The Company’s sales and marketing for the quarter totaled $572,000 which represents an increase of 120%, and R&D expenses totalled $183,000, which represents a decrease of 20%, respectively, over the same period last year. The increase in sales and marketing was due primarily to the expansion of the Company’s marketing endeavors as they relate to commercial and governmental activities in the US market.

"In the last 12 months, the Company focused its attention on projects which will enhance its prospect for improved growth and profitability," said Avi Schechter, Chief Executive Officer. "By leveraging our expertise in the international governmental e-ID market, we are pursuing additional long-term opportunities within the US and worldwide. We are well positioned to enhance our role as a leading provider of smart card-based secured access control solutions."

About SuperCom:
SuperCom, Ltd. is engaged in research, development and marketing of advanced technologies and products for smart-card solutions and government e-ID projects. SuperCom offers a wide range of standard and customized smart-card-based solutions for physical and logical security, education, corrections facilities and air & seaports. SuperCom is also a leader in the manufacturing of secure and durable documents such as national identity cards, passports, visas, drivers’ licenses and vehicle registration. Together with its subsidiaries, SuperCom offers advanced, innovative and flexible solutions in contact and contactless smart-card technologies. Headquartered in Israel, SuperCom has subsidiaries in the US and Hong Kong. For more information, visit our website at www.supercomgroup.com.

Safe Harbor
Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although SuperCom believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. SuperCom disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. SuperCom undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances. For further information, refer to the discussion in reports that SuperCom has filed with the U.S. Securities and Exchange Commission.

This press release and other releases are available on www.supercomgroup.com.

Contact:
Eyal Tuchman, CFO
SuperCom, Ltd.
+972 9 775 0800
eyalt@supercomgroup.com

Dahlia Bailey / Jerry Cahn
PortfolioPR
212 736 9224
dbailey@portfoliopr.com / jcahn@portfoliopr.com